UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

March 22, 2011
Date of Report (Date of earliest event reported)

NOVASTAR FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-13533	74-2830661

(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

2114 Central Street, Suite 600, Kansas City, MO 64108
(Address of principal executive offices) (Zip Code)

(816) 237-7000
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement

     On March 22, 2011, NovaStar Financial, Inc. (“NFI”), NovaStar Capital Trust I/B (“Trust I/B”), NovaStar Capital Trust II/B (“Trust II/B”), Kodiak CDO I, Ltd. (“Kodiak”) and Taberna Preferred Funding I, Ltd. (“RAIT”), entered into an Exchange Agreement (the “Exchange Agreement”). NovaStar Mortgage, Inc. (“NMI”), which is a wholly-owned subsidiary of NFI, owns all the outstanding common securities of Trust I/B and Trust II/B.

     Pursuant to the terms of the Exchange Agreement, NFI purchased from Kodiak all the trust preferred securities issued by Trust II/B having a total liquidation preference of $28,125,000 (the “Kodiak Securities”) and in consideration issued $30,937,500 worth of unsecured series 3 senior notes of NFI to Kodiak (the “Series 3 Notes”) pursuant to the Series 3 Senior Notes Indenture (the “Series 3 Indenture”) between NFI and The Bank of New York Mellon Trust Company, National Association (“BNY”). NFI exchanged the Kodiak Securities with Trust II/B for a like amount of unsecured junior subordinated notes issued by NMI (the “Kodiak Junior Subordinated Notes”). Following this exchange, the indenture governing the Kodiak Junior Subordinated Notes was terminated, the parent guarantee by NFI over the Kodiak Junior Subordinated Notes was terminated, the existing Kodiak Junior Subordinated Notes were cancelled by NFI and Trust II/B was dissolved.

     Also pursuant to the terms of the Exchange Agreement, NFI purchased from RAIT one-half of the trust preferred securities issued by Trust I/B having a total liquidation preference of $25,000,000 (the “RAIT Securities”) and in consideration issued $27,500,000 worth of unsecured series 1 senior notes of NFI to RAIT (the “Series 1 Notes”) pursuant to the Series 1 Senior Notes Indenture (the “Series 1 Indenture”). NFI exchanged the RAIT Securities with Trust I/B for a like amount of unsecured junior subordinated notes issued by NMI (the “RAIT Junior Subordinated Notes”). Following this exchange, the existing RAIT Junior Subordinated Notes were cancelled by NFI.

     On March 22, 2011, NFI, BNY, BNY Mellon Trust of Delaware, the administrative trustees of Trust I/B and Taberna Preferred Funding II, Ltd. (“Fortress”) entered into the First Amendment to The Second Amended and Restated Trust Agreement (the “Amendment Agreement”). Pursuant to the terms of the Amendment Agreement, the trust agreement governing Trust I/B was amended to cause the trustee to receive $27,500,000 worth of unsecured series 2 senior notes of NFI (the “Series 2 Notes”) pursuant to the Series 2 Senior Notes Indenture (the “Series 2 Indenture”) in exchange for the remaining unsecured junior subordinated notes issued by NMI and held by Trust I/B (the “Fortress Junior Subordinated Notes” and, together with the RAIT Junior Subordinated Notes, the “I/B Junior Subordinated Notes”). In exchange for the Series 2 Notes, the trustee simultaneously redeemed all trust preferred securities issued by Trust I/B that remained outstanding, which were held by Fortress and had a total had a liquidation preference of $25,000,000 (the “Fortress Securities”). Following the exchange and redemption, the indenture that governed the I/B Junior Subordinated Notes was terminated, the parent guarantee by NFI over the I/B Junior Subordinated Notes was terminated, the existing I/B Junior Subordinated Notes were cancelled by NFI and Trust I/B was dissolved.

     As a result of the above transactions, all trust preferred securities issued by Trust I/B and Trust II/B, which had a total liquidation preference of $78,125,000, were cancelled and Kodiak, RAIT and Fortress now hold, in aggregate, $85,937,500 of unsecured senior notes issued by NFI, which represent a 10% increase in principal over the prior trust preferred securities.

     The Series 1 Notes, the Series 2 Notes and the Series 3 Notes (collectively, the “Senior Notes”) were issued pursuant to the Series 1 Indenture, the Series 2 Indenture and the Series 3 Indenture (each an “Indenture” and collectively, the “Indentures”). The Senior Notes and the Indentures are dated March 22, 2011. The terms of each Indenture are substantially identical. Pursuant to the Indentures, the Senior Notes will accrue interest at an annual rate of 1% until the earlier to occur of (a) an Additional Equity Event (as defined below) or (b) January 1, 2016. Thereafter, the Senior Notes will accrue interest at a rate of LIBOR plus 3.5% (the “Full Rate”). The interest is payable quarterly commencing on March 30, 2011 through March 30, 2033. An “Additional Equity Event” occurs when the NFI and/or its subsidiaries consummate one or more equity offerings on or before January 1, 2016 with net aggregate proceeds of $40 million or more.

     In addition to the negative covenants in the Junior Subordinated Notes, the Indentures contain certain restrictive covenants (the “Negative Covenants”) (subject to certain exceptions in the Indentures) that prohibit NFI, from among other things, incurring debt, permitting any lien upon any of its property or assets, making any cash dividend or distribution payment, acquiring shares of NFI or its subsidiaries, making payment on debt securities of NFI that rank pari passu or junior to the Senior Notes, or disposing of any equity interest in its subsidiaries or all or substantially all of the assets of its subsidiaries.

     At any time that the Senior Notes accrue interest at the Full Rate, and the Company may satisfy certain financial covenants (the “Financial Covenants”), the Negative Covenants will not apply. Satisfaction of the Financial Covenants requires the Company to demonstrate on a consolidated basis that (1) its Tangible Net Worth is equal to or greater than $40 million, and (2) either (a) the Interest Coverage Ratio is equal to or greater than 1.35x, or (b) the Leverage Ratio is not greater than 95%. “Tangible Net Worth,” “Interest Coverage Ratio” and “Leverage Ratio” have the meanings set forth in the Indentures.

     The foregoing summary does not describe all of the terms contained in the Exchange Agreement, Amendment Agreement, the Series 1 Indenture, the Series 2 Indenture, or the Series 3 Indenture, and is qualified in its entirety by reference to the full text of those documents, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and are incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement

     Immediately after the transaction described in Item 1.01, the Amended and Restated Trust Agreement, dated as of February 18, 2009, by and among, NMI, BNY, BNY Mellon Trust of Delaware and certain administrative trustees (including the form of Preferred Securities Certificate) (I/B) (as Exhibit 10.56), the Amended and Restated Trust Agreement, dated as of February 18, 2009, by and among, NMI, BNY, BNY Mellon Trust of Delaware and certain administrative trustees (including the form of Preferred Securities Certificate) (II/B) (as Exhibit 10.59), the Parent Guarantee Agreement, dated as of February 18, 2009, between NFI and BNY (I/B) (as Exhibit 10.58), Parent Guarantee Agreement, dated as of February 18, 2009, between NFI and BNY (II/B) (as Exhibit 10.61), the Junior Subordinated Indenture, dated as of February 18, 2009, between NMI and BNY (I/B) (as Exhibit 10.57) and the Junior Subordinated Indenture, dated as of February 18, 2009, between NMI and BNY (II/B) (as Exhibit 10.60), were each terminated, each originally filed with the SEC on a Form 8-K dated February 18, 2009.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement

     See the information set forth in Item 1.01 above, which is incorporated by reference to this Item 2.03.

Item 8.01 Other Events

     On March 22, 2011, the Company issued a press release announcing that it had completed the transaction contemplated by the Exchange Agreement, the Amendment Agreement and the Indentures.

     A copy of the press release is furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

     The following exhibits are filed or furnished, as applicable, with this report as required by Item 601 of Regulation S-K:

Exhibit Number	Description
10.1	Exchange Agreement, dated as of March 22, 2011, by and among NovaStar Financial, Inc., NovaStar Capital Trust I/B, NovaStar Capital Trust II/B, Taberna Preferred Funding I, Ltd. and Kodiak CDO I, Ltd.
10.2
First Amendment to The Second Amended and Restated Trust Agreement, dated as of March 22, 2011, by and among NovaStar Mortgage, Inc., The Bank of New York Mellon Trust Company, National Association, BNY Mellon Trust of Delaware, certain administrative trustees and Taberna Preferred Funding II, Ltd.

10.3	Series 1 Senior Notes Indenture, dated as of March 22, 2011, by and among NovaStar Financial, Inc. and The Bank Of New York Mellon Trust Company, National Association
10.4	Series 2 Senior Notes Indenture, dated as of March 22, 2011, by and among NovaStar Financial, Inc. and The Bank Of New York Mellon Trust Company, National Association
10.5	Series 3 Senior Notes Indenture, dated as of March 22, 2011, by and among NovaStar Financial, Inc. and The Bank Of New York Mellon Trust Company, National Association
99.1	Press Release of NovaStar Financial, Inc., dated March 22, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOVASTAR FINANCIAL, INC.

DATE: March 22, 2011	/s/ Rodney E. Schwatken

Rodney E. Schwatken
Chief Financial Officer